FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 14, 2008 announcing Registrant’s Gilat Satellite Networks Update on Merger Transaction.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Ari Krashin —————————————— Ari Krashin Chief Financial Officer

Dated August 14, 2008

Gilat Satellite Networks Update on Merger Transaction

PETAH TIKVA, ISRAEL – August 14, 2008 – Gilat Satellite Networks Ltd. (“Gilat”) (NASDAQ and Tel Aviv Stock Exchange: GILT), a leading global provider of products and services for satellite-based communications networks, today announced that it has notified the consortium of private equity investors that had entered into an agreement with the company for its acquisition, that Gilat has fulfilled all of the conditions precedent for the closing of the transaction. The consortium members, The Gores Group LLC, Mivtach Shamir Holdings Ltd., companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments, Inc., have notified Gilat that they are questioning whether all of the conditions of the merger agreement have been met. The consortium has not provided a formal response to Gilat at this time. The parties are engaged in ongoing discussions on this issue in an effort to complete the transaction in the timeframe contemplated by the merger agreement.

About Gilat Satellite Networks Ltd
Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT – News) is a leading provider of products and services for satellite-based communications networks. The Company operates three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:

Phone: +972-3-925-2406
Email: Kimk@gilat.com